SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

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DS HEALTHCARE GROUP, INC.

(Name of Subject Company (Issuer))

Fernando Tamez Gutierrez

Miguel Gomez Mont

Medilogistics Corp.

a wholly-owned subsidiary of

Medilogistics LLC
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per Share

(Title of Class of Securities)

23336Q109
(CUSIP Number of Class of Securities)

Fernando Tamez Gutierrez

1451 Brickell Avenue

Unit 2701

Miami, FL 33131

(786) 856-8377

Copy to:

Laurie L. Green, Esq.

Kara L. MacCullough, Esq.

Greenberg Traurig, P.A.

401 East Las Olas Boulevard, Suite 2000

Fort Lauderdale, FL 33301

(954) 765-0500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

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CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

N/A*	N/A*

*

A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.	Not Applicable	Date Filed:	Not Applicable

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

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Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

On April 24, 2018, Fernando Tamez Guitierrez filed Amendment No. 3 to Schedule 13D with the Securities and Exchange Commission related to his ownership of shares of common stock of DS Healthcare Group, Inc. (the “Issuer”). This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Medilogistics Corp., a wholly-owned subsidiary of Medilogistics LLC, an entity formed by Fernando Tamez Gutierrez and Miguel Gomez Mont (together with Fernando Tamez Guitierrez, Medilogistics Corp. and Medilogistics LLC, the “Reporting Persons”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), other than the Shares currently owned by Fernando Tamez Gutierrez, of the Issuer.

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding Shares described herein has not yet commenced. At the time the planned offer is commenced, the Reporting Persons will file a tender offer statement on Schedule TO with the SEC.  The Issuer is required to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. Those materials will be made available to the Issuer’s security holders for free. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Amendment No. 3 to Schedule 13D filed by Fernando Tamez Gutierrez on April 24, 2018 (incorporated by reference to Amendment No. 3 to Schedule 13D filed by Fernando Tamez Gutierrez on April 24, 2018).

2